[redacted]

13013127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67568

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Seapine Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1455 East Putnam Avenue
(No. And Street)

Old Greenwich	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Kidd — (203) 661-0070
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Schenker & Rosenblatt, LLC
(Name - *if individual state last, first, middle name*)

One University Plaza, Suite 311	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2013
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions

KW 3/5

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, William J. Kidd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapine Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Manager / Member
Title

[signature]
Notary Public

Clarice E. Webb
Notary Public-Connecticut
My Commission Expires
March 31, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPINE SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

SCHENKER & ROSENBLATT L.L.C. Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of:
Seapine Securities, LLC
(A Development Stage Company)

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Seapine Securities, LLC (A Development Stage Company) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seapine Securities, LLC (A Development Stage Company) as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Schenker & Rosenblatt, L.L.C.

Hackensack, NJ
February 15, 2013

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Seapine Securities, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 56,899
Settlement receivable	20,000
Prepaid expenses	3,613
Other assets	2,101
	82,613
Property and equipment:	
Equipment	73,500
Furniture and Fixtures	9,639
Accumulated depreciation	(69,678)
Total Property and equipment - net	13,461
Total Assets	96,074

Liabilities and Members' Equity

Accounts payable and accrued expenses	19,649
Amount due to affiliate	4,000
Total liabilities	23,649
Members' equity (including deficit accumulated during development stage of $1,614,278)	72,425
Total Liabilities and Members' Equity	$ 96,074

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

Seapine Securities, LLC (A Development Stage Company) (the "Company") formed on November 26, 2006 as a limited liability company with an infinite life. The Company can be dissolved as determined by the managing member, a sale or other disposition of all Company assets or by judicial decree. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on August 7, 2007. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

The Company has been in the development stage since its formation on November 26, 2006. The Company has been aggressively seeking issuers looking to raise capital through private placement.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
No provision for federal and state income taxes is required since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. In accordance with U.S. generally accepted accounting principles regarding accounting for uncertainties in income taxes, management has analyzed the Company's tax positions taken on federal and state income tax returns for all open tax years (the current and prior three years) and has concluded that no provision for income tax is warranted.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2011, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2012, the Company had net capital of $33,251 which was $28,251 in excess of its required net capital of $5,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $24,000 for year ended December 31, 2012 and $130,000 for the period of inception through December 31, 2012. The amount due of $28,00 was forgiven by the affiliate and contributed to capital and the remaining $4,000 is included in due to affiliate as of December 31, 2012.

NOTE 7 – LITIGATION

In September, 2010, the Company filed a FINRA arbitration action against certain former employees of the Company. The Company contended that the former employees conspired and failed to develop the Company's fixed income trading business (which they were hired to do). In addition, the Company alleged that the former employees used Company funds to develop a competing entity. The former employees had denied the Company claims against them and had filed counterclaims against the Company. The Company contended that the former employees asserted counterclaims are completely without merit and will vigorously defend itself against them. The Company has settled the Arbitration with certain former employees (but not all) and there was no material adverse effect on the Company, resulting from the settlement. For the other former (remaining) employees the arbitration hearings concluded in April, 2012, which resulted in the Company being awarded a (favorable) settlement in the amount of $115,000 which is included in the Statement of Income (Loss) for year ended December 31, 2012. In addition, the Company has received $95,000 of the award leaving $20,000 included in settlement receivable at December 31, 2012. The Company expects to receive the remaining $20,000 in the first half of 2013. If the Company does not receive the remaining monies owed to them, they have threatened to commence against the former employees for breach of the settlement agreement.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 15, 2013, the date the financial statements were issued. Based on this evaluation, no disclosure or adjustment were required to the financial statements as of December 31, 2012.